EXHIBIT 21.1

SUBSIDIARIES OF MICHAEL FOODS, INC.

NAME	STATE OF INCORPORATION
Crystal Farms Refrigerated Distribution Company	Minnesota
Northern Star Co.	Minnesota
Kohler Mix Specialties, Inc.	Minnesota
Kohler Mix Specialties of Connecticut, Inc.	Connecticut
M. G. Waldbaum Company	Nebraska
Papetti Electroheating Corporation	New Jersey
Papetti’s Hygrade Egg Products, Inc.	Minnesota
Casa Trucking, Inc.	Minnesota
Wisco Farm Cooperative	Wisconsin
WFC, Inc.	Wisconsin
Farm Fresh Foods, Inc.	Nevada
Michael Foods of Delaware, Inc.	Delaware
Midwest Mix, Inc.	Minnesota
Minnesota Products, Inc.	Minnesota
MFI Food Canada, Ltd.	Ontario
MIKLFS Corporation	Virgin Islands
M-Foods Dairy, LLC*	Delaware
M-Foods Dairy TXCT, LLC*	Delaware

* not wholly-owned